December 22, 2006

U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Skyworks Solutions, Inc. (the “Company”) Rule 477 Application for Withdrawal on Form RW Registration Statement on Form S-8, File No. 333-38832
Ladies and Gentlemen:
     On June 8, 2000, the Company filed a registration statement on Form S-8 (the “Registration Statement”), relating to 178,731 shares of Common Stock, par value $.25 per share, of the Company to be registered under the following two Plans:
•	Network Device Inc. 1997 Stock Option Plan

•	Network Device Inc. 1999 Stock Option Plan
Effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement in its entirety. No securities have been issued or sold in connection with the Registration Statement.
     If you have any questions regarding this matter, please contact me at 949-231-3140. Thank you for your assistance in this matter.

Sincerely, SKYWORKS SOLUTIONS, INC.
By:	/s/ Robert J. Terry
Robert J. Terry
Asst. General Counsel and Asst. Secretary

5221 California Ave., Irvine, CA 92617